Exhibit (a)(11)
                                                                 ---------------


                                                                  21 August 2002

 RECOMMENDED CASH OFFER BY MDCP ACQUISITIONS, AN AFFILIATE OF MADISON DEARBORN
                PARTNERS, L.L.C., FOR JEFFERSON SMURFIT GROUP PLC

          ANNOUNCEMENT OF LEVEL OF ACCEPTANCES AND FINAL CLOSING DATE

The directors of MDCP Acquisitions announce that as at 1:00 p.m. (Dublin time), 8:00 a.m. (New York City time) on Tuesday, 20 August 2002, the second closing date of the Offer, valid acceptances of the Offer had been received in respect of 1,001,360,162 JSG Shares. This represents, in aggregate, approximately 90.07 per cent. of JSG's current issued share capital and also represents, in aggregate, approximately 92.14 per cent. of JSG's issued share capital excluding 25 million JSG Shares held by a subsidiary of JSG (some of which may be cancelled immediately prior to the Offer becoming or being declared unconditional in all respects).

The Offer has now been extended and will remain open for acceptance until 1:00 p.m. (Dublin time), 8:00 a.m. (New York City time) on 3 September 2002, the final closing date.

Subject to the Offer becoming or being declared unconditional in all respects, holders of JSG Shares who accept the Offer will receive (euro)2.15 in cash for each JSG Share. A Loan Note Alternative is available to eligible JSG Shareholders as described in the Offer Document. In addition, as a result of the Spin-Off described in the Offer Document and the Spin-Off Circular, each JSG Shareholder will own one share of common stock of Smurfit-Stone Container Corporation for every 16 JSG Shares held.

To ensure that JSG Shareholders who have not yet accepted the Offer receive their proceeds of the Offer at the earliest possible date, they should complete and return the Form of Acceptance so as to be received as soon as possible and by no later than 1:00 p.m. (Dublin time), 8:00 a.m. (New York City time) on 3 September 2002, the date on which the Offer is presently scheduled to be declared unconditional in all respects.

Prior to the Offer Period, persons deemed to be acting in concert with MDCP Acquisitions owned or controlled 81,316,666 JSG Shares, representing at that time approximately 7.48 per cent. of the issued share capital of JSG of which valid acceptances in respect of 81,314,619 JSG Shares have been received.

Save as disclosed above: (i) neither MDCP Acquisitions nor any person deemed to be acting in concert with MDCP Acquisitions owned or controlled any JSG Shares (or rights over such shares) immediately before the commencement of the Offer Period or during the Offer Period; and (ii) neither MDCP Acquisitions nor any person deemed to be acting in concert with MDCP Acquisitions has acquired or agreed to acquire JSG Shares (or rights over such shares) during the Offer Period.

Except as set forth herein, the terms of the Offer remain the same as set forth in the Offer Document and related acceptance materials previously distributed to JSG Securityholders.

Terms used in this announcement have the same meaning as those contained in the Offer Document.

Enquiries:

Deutsche Bank               Anthony Laubi           +44 20 7545 8000
(financial advisor to MDCP  Charles Roast
Acquisitions)

WHPR                        Brian Bell              +353 1 669 0030


The directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and the Management Investors (being Dr. Michael Smurfit, Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley), accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc and the Management Investors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank is regulated by the Financial Services Authority for the conduct of designated investment business in the UK and is a member of the London Stock Exchange. Deutsche Bank is acting for MDP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDP and MDCP Acquisitions for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Offer and Spin-Off.

This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the related acceptance documents accompanying the Offer Document which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. MDCP Acquisitions filed with the U.S. Securities and Exchange Commission on 5 July 2002 a Tender Offer Statement containing the Offer Document and the related acceptance documents, and has subsequently filed a number of amendments thereto. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer Document and related documents accompanying the Offer Document will be made available to all JSG Shareholders at no charge to them. JSG Shareholders are advised to read the Offer Document and the related acceptance documents because they contain important information. JSG Shareholders in the US are also advised to read the Tender Offer Statement because it contains important information.